                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          Exigent International, Inc.
                               (Name of Issuer)

                        Common Stock Purchase Warrants
                        (Title and Class of Securities)

                                  302056 11 4
                                (CUSIP Number)


1) Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Dean W. Boley
     ---------------------------------------------------------------------------
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group. (See Instructions)
     (a)
          ----------------------------------------------------------------------
     (b)
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------
3)   SEC Use Only
                 ---------------------------------------------------------------
--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization     United States
                                         ---------------------------------------
--------------------------------------------------------------------------------
NUMBER OF          (5)  Sole Voting Power                             78,378
SHARES                                   ---------------------------------------
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           (6)  Shared Voting Power                                0
EACH                                       -------------------------------------
REPORTING          -------------------------------------------------------------
PERSON             (7)  Sole Dispositive Power                        78,378
WITH                                          ----------------------------------
                   -------------------------------------------------------------
                   (8)  Shared Dispositive Power                           0
                                                --------------------------------
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person     73,378
                                                                 ---------------
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount in Row (9)    7.4%
                                                      --------------------------
--------------------------------------------------------------------------------
12)  Type of Reporting Person (See Instructions)       IN
                                                --------------------------------
--------------------------------------------------------------------------------

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                                   Item 1(a)

Name of Issuer:                                   Exigent International, Inc.

                                   Item 1(b)

Address of Issuer's Principal Executive           1225 Evans Road
Offices:                                          Melbourne, Florida  32904-2314

                                   Item 2(a)

Name of Person Filing:                            Dean W. Boley

                                   Item 2(b)

Address of Principal Business Office or,          832 Palmetto Terrace
if none, Residence:                               Oviedo, Florida  32765

                                   Item 2(c)

Citizenship:                                      United States

                                   Item 2(d)

Title of Class of Securities:                     Common Stock
                                                  Purchase Warrants

                                   Item 2(e)

CUSIP Number:                                     302056 11 4

                                    Item 3

                                Not Applicable

                                    Item 4
                                   Ownership


(a)  Amount Beneficially Owned:                                        78,378

(b)  Percent of Class:                                                   7.4%

(c)  Number of shares as to which such person has:
     (i)    sole power to vote or direct the vote                      78,378
     (ii)   shared power to vote or to direct the vote                      0
     (iii)  sole power to dispose or to direct disposition of          78,378
     (iv)   shared power to dispose or to direct disposition of             0

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

                                    Item 5
                 Ownership of Five Percent or Less of a Class

                                Not Applicable

                                    Item 6
        Ownership of More than Five Percent on Behalf of Another Person

                                Not Applicable

                                    Item 7
      Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                                Not Applicable

                                    Item 8
           Identification and Classification of Members of the Group

                                Not Applicable

                                    Item 9
                       Notice of Dissolution of a Group

                                Not Applicable

                                    Item 10
                                  Certificate

                                Not Applicable

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 1998
--------------------------------------
Date

/s/ Dean W. Boley
--------------------------------------
Signature

Dean W. Boley
--------------------------------------
Name/Title



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